Total Nutraceutical Solutions, Inc.

80 Columbia Street

Stevenson, Washington 98648

Via Electronic Submission through EDGAR

March 18, 2011

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Joe Cascarano, Larry Spirgel

RE:

Total Nutraceutical Solutions, Inc.

Item 4.01 Form 8-K

Filed March 7, 2011

File No.  000-52864

Dear Mr. Spirgel,

This cover letter is being filed on EDGAR in response to the Staff’s comment letter to us dated March 10, 2011 in connection with our above referenced Form 8-K filed by the registrant on March 7, 2011.  In conjunction with the filing of this cover letter we are also filing an amended Form 8-K with changes responsive to your comments.  We are also filing a redline version of the Form 8-K/A to assist you in your review.  Responses to the comments contained in the comment letter follow the comment number below.

1.

We have amended our Form 8-K, Item 4.01(1)(ii) to correctly reflect the scope of the accountant’s report of Li & Company, P.C., filed with our annual report on Form 10-K filed on April 15, 2010 and our Form 10-K/A filed on October 19, 2010, to include the transition period from August 1, 2008 to December 31, 2008, in addition to the fiscal period ended December 31, 2009.

2.

We have also amended our Form 8-K Item 4.01(1)(ii) deleting the reference to June 30, 2010 and replacing that with a reference to December 31, 2009 and for the transition period from August 1, 2008 to December 31, 2008.

3.

The letter from Li & Company, P.C., our former accountant, is included as Exhibit 16.1 to the Form 8-K Amendment No. 1.

We acknowledge the company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission horn taking any action with respect to the filing, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (509) 427-5132 or our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.  Our company fax number is (509) 427-5422.

Sincerely,

/s/ Marvin S. Hausman, M.D.

Marvin S. Hausman, M.D.

Chairman & Chief Executive Officer

Total Nutraceutical Solutions, Inc.